Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 5, 2020	Daniel Forman Partner d 212.969.3096 f 212.969.2900 dforman@proskauer.com www.proskauer.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Sergio Chinos

Re:	Eucrates Biomedical Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted September 1, 2020

CIK No. 0001822929

Dear Mr. Chinos:

On behalf of Eucrates Biomedical Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 29, 2020 relating to the above-referenced draft registration statement of the Company confidentially submitted to the Commission on Form S-1 on September 1, 2020 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement (the “Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies of the Registration Statement, marked to show changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

Proposed Business

Facilities, page 92

1.	We note that your executive offices, utilities, and secretarial and administrative services will be provided to you free of charge. On page 61, we note that you anticipate incurring approximately $100,000 for office space, administrative, and support services. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 65.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel L. Forman

Daniel L. Forman

cc:	Parag Saxena, Eucrates Biomedical Acquisition Corp.

Michael Killourhy, Ogier

Christian O. Nagler, Kirkland & Ellis LLP

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